EXHIBIT 23

Consents of Experts and Counsel

At this time, this registration statement does not include or incorporate any report or opinion of an “expert” (as that term is used in Rule 436 under the Securities Act), nor does it name any counsel as having passed upon the legality of the securities or any other legal matter in a manner that would require a consent. Accordingly, no consents of experts or counsel are filed with this registration statement.

If we subsequently include or incorporate by reference any expertized report or opinion (including, without limitation, an auditor’s report, a tax opinion, a legal opinion regarding the legality of the securities, or a technical/appraisal report) or name any such expert or counsel in a capacity that triggers Item 601(b)(23), we will file the required written consents by amendment prior to effectiveness (or with any later filing in which such material is first included).